U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 24, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality MidCap Fund (S000028264)
Jensen Global Quality Growth Fund (S000067414)
Jensen Quality Growth ETF (S000085931)

Dear Ms. Lithotomos,

This correspondence responds to the oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2024, and on September 16, 2024 with respect to the Preliminary Proxy Statement filed by the Trust, on behalf of the Jensen Quality MidCap Fund, Jensen Global Quality Growth Fund and Jensen Quality Growth ETF (each, a “Fund,” and collectively, the “Funds”) on August 26, 2024.

For your convenience in reviewing the Trust’s responses, the Staff’s comments are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Preliminary Proxy Statement.

General Comments (Received September 3, 2024)

1.Staff Comment: Please supplementally explain the reason why a vote by the Funds’ shareholders at the time, or close to the time, of the change of control triggering the assignment would not be required. Alternatively, please supplementally explain why the Funds are not relying on Rule 15a-4.

Response: The Trust responds that the Funds’ investment adviser is seeking shareholder approval well in advance of the Transaction for internal planning purposes and wanted to avoid the costs and expenses associated with relying on Rule 15a-4, such as preparing interim investment advisory agreements, requesting additional Board approvals, etc.

2.Staff Comment: Please clarify the answer to the following question in the “Questions and Answers” section: “How will my approval of this proposal affect the expenses of the Funds?” The Staff notes that the first part of the answer states that the proposed approval of each Fund’s new advisory agreement “will not result in an increase in the annual investment management fee” and the second part of the answer states that the proposed approval “is not expected to impact any Fund’s total expenses.”

Response: The Trust responds by clarifying the answer in the Definitive Proxy Statement as follows:

“The proposed approval of the New Mutual Funds Advisory Agreement and the New ETF Advisory Agreement will not result in an increase in the annual investment management fee paid by any Fund and ~~is not expected to~~ will not impact any Fund’s total expenses.”

3.Staff Comment: Please supplementally explain, or alternatively clarify, the answer to the following question in the “Questions and Answers” section: “How is a quorum for the Special Meeting established?” The Staff notes its understanding that broker non-votes are not counted for purposes of a quorum if there are no routine proposals.

Response: The Trust responds by revising the answer as follows:

“One-third of each Fund’s outstanding shares, present in person or represented by proxy, constitute a quorum for the Fund at the Special Meeting. Abstentions will be counted as present for purposes of determining the existence of a quorum but will not be counted as shares voted with respect to a proposal or proposals. ~~Proxies returned for shares that represent broker non-votes, and shares whose proxies reflect an abstention on any item, are all counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists. However,~~ Since such shares are not voted in favor of the proposal, they have the effect of counting as a vote AGAINST the proposal. If a quorum is not present for a Fund at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the proposal are not received on behalf of a Fund, or if other matters arise requiring shareholder attention, persons named as proxy agents may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to a Fund.”

4.Staff Comment: Please supplementally explain how the votes will be tracked between the Jensen Quality MidCap Fund and the Jensen Global Quality Growth Fund in Proposal 1 on the proxy card. How will you know whether each Fund has achieved the required votes?

Response: The Trust responds by confirming that the solicitor will track the votes of each Fund separately.

General Comments (Received September 16, 2024)

5.Staff Comment: Please include a representation that if the shareholders approve the New Advisory Agreements, the New Advisory Agreements will not take effect until the change in control date.

Response: The Trust responds by making the requested representation.

6.Staff Comment: Please include a representation that if a different assignment occurs between the vote and the Transaction, a new shareholder vote will be taken. (In this regard, please add the following disclosure to the Proxy Statement: “The Trust will not execute the New Advisory Agreements if there is a change in control of the Adviser other than the one specifically described in this Proxy Statement, or other event that would cause the New Advisory Agreements to terminate pursuant to the 1940 Act, if already executed.”)

Response: The Trust responds by adding the requested disclosure.

7.Staff Comment: Please include a representation of, in case the shareholders do not approve the New Advisory Agreements, whether the Trust’s Board intends to (i) terminate the existing advisory agreements under Section 15(a)(3) on the date of the Transaction, or (ii) maintain the existing advisory agreements in effect until the Transaction date, but start the 150 days under Rule 15a-4 on the date of the Transaction (assuming the Board decides to rely on Rule 15a-4).

Response: The Trust responds by making the following representation in the proxy statement.

“If after adjournments, the proposals do not pass, the Board may maintain the existing advisory agreements after the Transaction date in reliance on Rule 15a-4 of the 1940 Act until a decision has been made to seek shareholder votes again, liquidate the Funds or seek other alternatives.”

The Trust supplementally acknowledges that shareholder votes to approve the New Advisory Agreements would need to be obtained during the 150-day window in order for the Funds to continue under the New Advisory Agreements.

8.Staff Comment: Assuming the shareholders approve the proposals for the New Advisory Agreements, the Trust should supplement its registration statement to explain the results of the proxy vote as this information is material in nature. In particular, the Trust should explain the related pre-approval timing provision while that provision is in place since a new investor in the Funds during the interim period might not be aware of the proxy vote, and thus the fact that the investment advisory agreement being used at the time of their purchase will terminate upon the Transaction date and be replaced simultaneously with a new investment advisory agreement. The Staff would not object to the Trust adding this information pursuant to its prospectus by filing a prospectus supplement pursuant to Rule 497 under the Securities Act.

Response: The Trust confirms that it will file supplements to the Funds’ registration statements pursuant to Rule 497 under the Securities Act as described above if/when the proposals are passed by shareholders.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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